SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated March 13, 2023 (“Original 6-K”). The information in the Original 6-K relating to the annual ordinary general meeting of shareholders (“AGM”) are amended and replaced as follows. No other changes have been made to the Original 6-K.

Attachment

Agenda 2. Approval of the ceiling amount of remuneration for directors

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2023, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,019,724 thousand won in fiscal year 2023 (total number of directors: 15; number of non-standing directors: 8)

•	2,092,695 thousand won in fiscal year 2022 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2022 was 1,408,648 thousand won.

•

We proposed to decrease the maximum aggregate ceiling on remuneration for directors in 2023 by 3.5% compared to 2022 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 1.5% (14,121 thousand won), (ii) the decreased cap of performance-based compensation by 139,418 thousand won and (iii) the increased severance payments by 52,326 thousand won due to the increase in the average incumbency of our directors from 22 months to 30 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: March 16, 2023